203 Forest Avenue

Palo Alto, CA 94301

1.650.325.2717

October 31, 2012

Via Electronic Transmission

Steven I. Amchan, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Wealthfront Exchange Traded Fund Trust, et al.

(File Nos. 812-13917, 812-13917-01, 812-13917-02)

Request for Withdrawal of Application

Dear Mr. Amchan:

On June 30, 2011, Wealthfront filed an application for an order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from

Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and (17)(b) of the Act, for an exemption from Sections 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) of the Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

Wealthfront respectfully requests that the Application be withdrawn and the Securities and Exchange Commission take no further action with respect thereto.

Should you have any questions, please contact me at ejb@wealthfront.com or at 888.227.5498.

Sincerely,

/s/ E. J. Borrack

E. J. Borrack

General Counsel

Cc:	Jennifer L. Sawin, Branch Chief, U.S. Securities and Exchange Commission Brian Dennen, President and CCO, Wealthfront Brokerage Corporation